SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2006

Scopus Video Networks Ltd.
(Translation of registrant’s name into English)

10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of Scopus’ press release, dated May 15, 2006, announcing first quarter 2006 results.

The press release contains non-GAAP financial measures. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to regulations promulgated by the Securities and Exchange Commission, the Company has provided reconciliations within the press release of the non-GAAP financial measures to the most directly comparable GAAP financial measures.

The pro-forma results provided in the press release exclude the cost of options. Due to recent changes in US GAAP regulations, in accordance with FAS123R guidelines, from the first quarter of 2006 and onwards, we will implement and record options expenses as part of our P&L, management believes that the presentation of the pro forma information provides investors with a better understanding of Scopus’ financial results going forward and assists investors in comparing Scopus’ historical, current and future expected results.

This Form 6-K is hereby incorporated by reference into Scopus Video Networks Ltd.‘s, Registration Statement on Form S-8 (Registration No. 333-133995).

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD. (Registrant) BY: /s/ David Mahlab —————————————— David Mahlab Chief Executive Officer

BY: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg Chief Financial Officer

Date: May 15, 2006

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Press Release

Scopus Announces First Quarter Results

Revenue growth of 12% over Q1 05

TEL AVIV – May 15, 2006 – Scopus Video Networks Ltd. (NASDAQ: SCOP), a provider of digital video networking products, today announced its results for the first quarter ending March 31, 2006.

Commencing the first quarter of fiscal year 2006, Scopus implemented the Statement of Financial Accounting Standard No. 123(R) (“SFAS 123(R)”), “Share-based Payments”, which requires Scopus to expense the fair value of grants made under stock option programs over the vesting period of the options beginning on January 1, 2006. The expense is a non-cash transaction. Scopus will report its net income and earnings per share during 2006 on both Generally Accepted Accounting Principles (“GAAP”) and non-GAAP (which excludes the non-cash stock option expense) in order to provide meaningful period-to-period comparisons.

First Quarter 2006 Highlights:

—	12% increase in revenues compared to first quarter of 2005
—	Profitability on a non-GAAP basis continues for the third quarter in a row, compared with a loss of $2.9 million in the first quarter of 2005
—	Received a substantial follow on order, including first IVG Splicing application, from a large US Multi Service Operator (“MSO”)
—	Completed the first deployment of the new UE-9000 Universal Encoder platform in Japan
—	Significant follow-on order from a leading Indian media and entertainment provider

Revenue in the first quarter of 2006 was $11.4 million, up 12% from $10.2 million in the first quarter of 2005. The breakdown of revenue by region was $6.4 million in EMEA, $3.1 million in Asia and Pacific Rim and $1.9 million in the Americas.

Gross profit in the first quarter of 2006 was $5.7 million compared with $3.9 million, as reported in the first quarter of 2005. Gross profit as a percent of revenues was 50% compared with 38% in the first quarter of 2005.

Net Loss, which includes stock based compensation expenses, was $0.4 million or $0.03 per share compared to a net loss of $2.9 million or $1.16 per share as reported in the first quarter of 2005.

Non-GAAP net income for the first quarter of 2006 was $0.1 million, or $0.004 per diluted share, up from a net loss of $2.9 million or $1.16 per diluted share in the comparable quarter of 2005.

The Company ended the first quarter with cash and equivalents of $32 million, compared with $33.6 million on December 31, 2005.

David Mahlab, CEO of Scopus said, “We are pleased with our results for the first quarter. We maintained profitability for the third quarter in a row, excluding the effect of stock based compensation, and delivered 12% revenue growth compared with last year”.

Mr. Mahlab added, “We continue to see momentum in our business across the various regions in which we operate. Our business in Russia, India and Japan was the most active reflected in the Company receiving new and significant follow-on deals. Additionally, in the United States, we completed the qualification of our edge dense decoder with all major MSO’s and received our first purchase order for our IVG ad-insertion system. We are encouraged by those achievements and see them as key milestones in our strategic focus and on-going efforts to penetrate the US market”

Conference Call Details
The Company will host a conference call on May 15th at 10:00am EDT. On the call, management will review and discuss the results, and will be available to answer investor’s questions. To participate, please call one of the following teleconferencing numbers:

US: 1 866 744 5399 UK: 0 800 917 4613; International: +972 3 918 0609.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Scopus’s website, at: www.scopus.net

About Scopus Video Networks
Scopus Video Networks (NASDAQ:SCOP) develops, markets and supports digital video networking products that enable network operators to offer advanced video services to their subscribers. Scopus offers products that support digital television, HDTV, live event coverage and content distribution.

Scopus provide a comprehensive digital video networking product offering, including intelligent video gateways, encoders, decoders and network management products. Scopus’ products are designed to allow network operators to increase service revenue, improve customer retention and minimize capital and operating expenses.

Scopus’ customers are network operators such as satellite, cable and telecom service providers and terrestrial broadcasters. Scopus’ products are used by hundreds of network operators worldwide. For more information visit: www.scopus.net

Contacts:
Scopus Corporate Contact:
Moshe Eisenberg
Tel: +972-3-9007700
ir@scopus.net

Investor Relations Contacts:
GK International Investor Relations
Ehud Helft / Kenny Green
Tel: 1 866 704 6710
Ehud@gkir.com / Kenny@gkir.com

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general, and video-over-IP and the acceptance of our IVG products in particular, the ability to increases sales of newer products, the successful expansion of sales in the United States and with larger cable operators, general economic conditions and other risk factors. Scopus does not undertake any obligation to update forward-looking statements made herein.

Corporate Office	Americas
Scopus Video Networks Ltd.	Scopus Video Networks Inc.
10 Ha'amal St, Park-Afek, Rosh-Ha'ayin 48092, Israel	3 Independence Way, Princeton, New-Jersey 08540
Tel: + 972-3-9007777, Fax: + 972-3-9007888	Tel: (609) 987-8090, Fax: (609) 987-8095
E-mail: info@scopus.net www.scopus.net	E-mail: info@scopususa.com www.scopususa.com

SCOPUS VIDEO NETWORKS
CONDENSED CONSOLIDATED BALANCE SHEET
(Dollars in thousands)

	Three month-period ended March 31,		December 31,
	2006	2005	2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$32,000	$12,192	$33,644
Trade accounts receivable (net of allowance for doubtful accounts of $819, $1,233, $878 respectively)	12,963	8,776	11,509
Inventories	9,022	6,679	8,452
Other receivables and current assets	1,950	1,284	1,453

Total current assets	55,935	28,931	55,058

Fixed assets, net	2,641	2,076	2,399

Deposits in general severance fund	172	174	172

Other assets	114	89	105

TOTAL ASSETS	$58,862	$31,270	$57,734

LIABILITIES AND
SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
Trade accounts payable	$6,859	$5,029	$5,493
Other payables and current liabilities	7,563	9,227	7,871

Total current liabilities	14,422	14,256	13,364

Liabilities for vacation and severance pay	1,665	1,696	1,624

SHAREHOLDERS' EQUITY:
Ordinary shares	4,242	1,078	4,241
Series A Preferred shares	-	696	-
Series B Preferred shares	-	1,210	-
Additional paid-in capital	72,060	44,477	72,576
Deferred stock-based compensation	-	-	(942)
Other comprehensive income	(21)	-	-
Accumulated deficit	(33,506)	(32,143)	(33,129)

Total shareholders' equity	42,775	15,318	42,746

Total liabilities and shareholders equity	$58,862	$31,270	$57,734

SCOPUS VIDEO NETWORKS
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(Dollars in thousands, except share and per share data)

	Three month-period ended March 31,		Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 5

Revenues	11,376	10,172	44,791
Cost of revenues	5,726	6,295	22,593

Gross profit	5,650	3,877	22,198
Research and development expenses, net of grants from the OCS	2,358	2,868	10,124
Sales and marketing expenses	2,779	2,983	13,191
General and administrative expenses	1,213	898	3,024

Operating Loss	(700)	(2,872)	(4,141)
Financing income, net	331	18	346

Loss before income taxes	(369)	(2,854)	(3,795)
Income tax expense	(8)	(10)	(55)

Net Loss	(377)	(2,864)	(3,850)

Net loss	(377)	(2,864)	(3,850)
Dividend on preferred shares	-	(335)	(1,285)

Net loss attributable to ordinary shares	(377)	(3,199)	(5,135)

Basic and diluted net loss per ordinary share	(0.03)	(1.16)	(1.60)

Weighted average number of ordinary shares outstanding
used in basic and diluted loss per ordinary share
calculation	13,104,764	2,759,213	3,216,786